DSM Press Release

[redacted]unications,
Heerlen, The Netherlands
21, Telefax (31) 45 5740680

dsm.com

DSM

25 October 2007

DSM reports good third quarter; acceleration *Vision 2010* under way

- *Organic growth of 5% in Q3 2007 due to higher volumes (3%) and prices (2%).*
- *Operating profit from continuing operations above Q3 2006 level, despite negative impact of currency exchange rates.*
- *Earnings per share increased by 11%.*
- *New share buy-back program (EUR 750 million) in progress.*
- *Outlook: full-year 2007 operating profit (before exceptional items) confirmed to be EUR 820 million with a narrowed range of +/-2%.*

Feike Sijbesma, Chairman of the DSM Managing Board, gave the following comment: *'We increased volumes and selling prices across our businesses which have driven a good performance by DSM in the third quarter. We are on track to achieve our objectives for the year and with the acceleration of the Vision 2010 strategy already under way, DSM is well-placed to achieve its transformation to a Life Sciences and Materials Sciences company.'*

third quarter			*in EUR million*	January-September		
2007	2006	+/-		2007	2006	+/-
			Continuing operations:			
2,187	**2,098**	*4%*	Net sales	**6,531**	**6,285**	**4%**
321	319	*1%*	Operating profit plus depreciation & amortization (EBITDA)	947	975	-3%
214	**209**	*2%*	Operating profit (EBIT)	**633**	**649**	**-2%**
68	79	*-14%*	- Nutrition	194	248	-22%
33	12	*175%*	- Pharma	73	41	78%
79	86	*-8%*	- Performance Materials	247	258	-4%
57	54	*6%*	- Industrial Chemicals	173	147	18%
-23	-22		- Other activities	-54	-45	
			Total DSM:			
2,187	**2,104**	*4%*	Net sales	**6,531**	**6,304**	**4%**
214	**209**	*2%*	Operating profit (EBIT)	**633**	**648**	**-2%**
142	**140**	*1%*	Net profit before exceptional items	**428**	**432**	*-1%*
0	0		Net result from exceptional items	-111	26	
142	**140**	*1%*	Net profit	**317**	**458**	**-31%**
			Net earnings per share in EUR:			
0.80	0.72	*11%*	- before exceptional items	2.32	2.23	4%
0.80	0.72	*11%*	- including exceptional items	1.71	2.37	-28%

In this report:
- 'operating profit' (plus depreciation and amortization) is understood to be operating profit (plus depreciation and amortization) before exceptional items.
- 'net profit' is the net profit attributable to equity holders of Royal DSM N.V.

Net sales

in EUR million	third quarter						
	2007	**2006**	difference	volumes	prices	exch. rates	other
Nutrition	639	598	7%	8%	2%	-3%	0%
Pharma	260	216	20%	1%	16%	-1%	4%
Performance Materials	718	686	5%	6%	0%	-1%	0%
Industrial Chemicals	463	489	-5%	-2%	-1%	-2%	0%
Other activities	107	109					
Total, continuing operations	2,187	2,098	4%	3%	2%	-2%	1%

Net sales from continuing operations in Q3 2007 were up 4% from Q3 2006 due to organic growth (+5%). The effect of exchange-rate developments on DSM's net sales was 2% negative. The US dollar was on average 7% lower against the euro, and the Japanese yen 9%. Sales volumes in Industrial Chemicals were negatively affected by the unplanned outage of the European caprolactam plant (as already mentioned in the Q2 report) and planned turnarounds in acrylonitrile and the Chinese caprolactam plant.

Operating profit

Q3 operating profit from continuing operations amounted to EUR 214 million, EUR 5 million above Q3 2006. The unfavorable impact of exchange rates, the phasing-out of contracts related to the Roche Vitamins acquisition, and the unplanned outage of the European caprolactam plant plus increased innovation expenditure were more than compensated for by the strong underlying business development.

The negative effects mentioned above amounted to almost EUR 50 million (of which around EUR 10 million related to the Roche contracts) in Q3 compared to last year. All clusters contributed to offsetting these negative effects. In Nutrition, volumes and market share increased, while the downward trend in vitamin prices was reversed. In Pharma, DSM Anti-Infectives was able to profit strongly from the shift in the demand-supply balance for penicillin by increasing prices of penicillin-related products. Performance Materials is sustaining its very positive volume trend and Industrial Chemicals further increased its margin.

Business review

Nutrition

third quarter 2007	third quarter 2006	in EUR million	January-September 2007	January-September 2006
639	598	Net sales	1,882	1,823
103	116	Operating profit plus depreciation and amortization	299	359
68	79	Operating profit	194	248

Sales in this cluster increased by 7%. This was the balance of higher sales volumes, higher selling prices and negative exchange-rate effects (mainly US dollar). Compared to Q3 2006, DSM Nutritional Products achieved solid volume growth. The downward price trend in some of the main vitamins was reversed, supported by the differentiation strategy (e.g. Quali-C™ branding). The situation in carotenoids was unchanged because of running yearly contracts. DSM Nutritional Products' operating profit decreased, mainly because of the strong negative impact of the US dollar, the phasing-out of contracts with Roche, innovation expenditure and costs related to moving the activities of the Gonglu site to Xinghuo (both in China). DSM Food Specialties' sales and operating profit decreased due to lower sales volumes (the remaining effect of the phasing-out of phytase tolling) and higher innovation costs. DSM Special Products (benzoic acid and benzaldehyde) showed a profit this quarter due to higher sales volumes and margins.

Pharma

third quarter 2007	third quarter 2006	in EUR million	January-September 2007	January-September 2006
260	216	Net sales	727	686
59	32	Operating profit plus depreciation and amortization	139	102
33	12	Operating profit	73	41

Sales were up 20% due to higher selling prices (mainly at DSM Anti-Infectives) and despite the weaker US dollar.

DSM Pharmaceutical Products' operating profit was lower than in Q3 2006, due to planned shutdowns in the custom manufacturing business and because of the phasing-out of the Roche contracts. The operating result of DSM Anti-Infectives was much higher than in Q3 2006. The main driver for the better performance of DSM Anti-Infectives was the increase in prices for penicillin and related products. This increase was due to shortages on the market caused by temporary curtailments of domestic production in China. In the light of these shortages, DSM Anti-Infectives was able to raise its prices for penicillin derivatives as well. At the end of the quarter crude penicillin prices had dropped slightly from the earlier peak.

Performance Materials

third quarter 2007	2006	*in EUR million*	January-September 2007	2006
718	686	Net sales	2,176	2,064
101	111	Operating profit plus depreciation and amortization	316	332
79	86	Operating profit	247	258

Sales were up 5% due to higher sales volumes and despite the lower exchange rate for the US dollar and the caprolactam plant outage.

The operating profit for the cluster decreased, mainly due to exchange-rate effects and the production outage of DSM Fibre Intermediates' European caprolactam plant, which had an adverse effect on DSM Engineering Plastics' polyamide business. DSM Engineering Plastics' operating profit was also impacted by higher feedstock prices and by the weaker US dollar and Japanese yen. DSM Dyneema showed a higher operating profit than in Q3 2006, with volume growth being partly offset by increased fixed costs. DSM Dyneema's ongoing growth was supported by a large contract to provide high-end vehicle protection materials. The operating profit of DSM Resins was at the level of Q3 2006, as higher margins compensated for increased costs for innovation and expansion. DSM Elastomers' operating profit was lower than in Q3 2006 because of lower margins due to lower exchange rates.

Industrial Chemicals

third quarter 2007	2006	*in EUR million*	January-September 2007	2006
463	489	Net sales	1,427	1,396
71	72	Operating profit plus depreciation and amortization	219	199
57	54	Operating profit	173	147

Sales in this cluster were down 5% from Q3 2006 due to lower sales volumes (mainly at DSM Fibre Intermediates), lower selling prices and a weaker US dollar.

DSM Melamine, DSM Agro and DSM Energy posted a higher operating profit. The operating profit recorded by DSM Fibre Intermediates was below Q3 2006 because of the caprolactam outage in Europe and planned turnarounds in acrylonitrile and the Chinese caprolactam plant. DSM Melamine increased its selling prices and production volumes, resulting in an improved profit. DSM Agro's operating profit was higher due to higher margins, mainly because of lower natural gas prices. DSM Energy showed a higher profit, reflecting lower exploration costs.

Other activities

third quarter		in EUR million	January-September	
2007	2006		2007	2006
107	109	Net sales	319	316
-13	-12	Operating profit plus depreciation and amortization	-26	-17
-23	-22	Operating profit	-54	-45

The operating result for Other activities was slightly lower than in Q3 2006, owing to higher innovation expenditure. On the other hand, DSM's captive insurance company posted a higher result due to lower damages.

Net profit

Net profit increased compared to the third quarter of 2006, from EUR 140 million to EUR 142 million.

Net finance costs in Q3 2007 amounted to EUR 22 million. This represents an increase of EUR 3 million compared to Q3 2006, which is due to the higher net debt resulting from the share buy-back program.

The *effective tax rate* in Q3 2007 was 25%. This is 1 percentage point below Q3 2006, due mainly to the lower tax rate in the Netherlands.

Net earnings per share increased by 11%, with 2% arising from the higher net profit and 9% from the lower number of shares outstanding as a result of the share buy-back programs.

Cash flow, capital expenditure and financing

Cash flow from operating activities in the first nine months of the year amounted to EUR 400 million and was in line with the previous year. At EUR 112 million, capital expenditure (excluding acquisitions) in Q3 was above the level of depreciation (EUR 107 million) and above the Q3 2006 level (EUR 95 million).

Compared to year-end 2006, the operating working capital increased by EUR 227 million in the first nine months of 2007. This was due to the increase in sales and the normal seasonal pattern.

Net debt increased by EUR 231 million in Q3 2007 and stood at EUR 1,320 million. Gearing increased to 20%. The increase was due mainly to the repurchase of ordinary shares.

Share buy-back program

On 10 September, DSM completed the share buy-back program which it had launched in 2006. With the presentation of the acceleration of *Vision 2010*, DSM announced a new share buy-back program of EUR 750 million. The total number of shares repurchased under this new program up to and including 17 October amounted to 1,510,000 shares for a total consideration of EUR 59.3 million.

Workforce

The workforce increased by 244 in Q3 2007 to 22,967.

Acceleration of DSM strategy *Vision 2010*

In September the Managing Board communicated the outcome from the mid-term evaluation of DSM's strategy *Vision 2010 – Building on Strengths*. To emphasize their confidence in the strategy, the members of DSM's Managing Board have decided to purchase more shares in the company.

The main conclusions from the evaluation are:

- *DSM is accelerating its shift to a Life Sciences (Nutrition and Pharma) and Materials Sciences (Performance Materials) company:*
  - *this shift will strongly position DSM to meet the needs of tomorrow's society in areas such as nutrition and health as well as advanced materials to improve the quality of life and the environment*
  - *as a consequence, DSM is initiating a divestment program for non-core businesses and*
  - *is stepping up the search for acquisitions in core business areas to achieve external growth*
- *DSM has ambitious new growth targets:*
  - *organic sales growth target raised to >5% per year*
  - *2010 sales target for China raised from USD 1 billion to USD 1.5 billion*
- *DSM has committed itself to delivering EUR 1 billion in additional sales from innovation by 2010*
- *A dividend increase of 20% per share will be recommended at the Annual General Meeting in March 2008*
- *A new EUR 750 million share buy-back program has been initiated*
- *Sustainability targets have been reconfirmed; the energy savings target has been doubled*

Implementation highlights in Q3 2007

Market-driven growth and innovation

A major innovation highlight was PA4T, a new polymer that extends DSM's portfolio of high-performance engineering thermoplastics. In addition, DSM closed the Pentapharm acquisition, which will grow DSM's presence in personal care, and added three participations to the venturing portfolio. Examples of innovations in Q3 are given in the appendix.

DSM Dyneema started up the fourth fiber line (in Greenville, USA) to support its growth. DSM NeoResins has decided to build a new factory for waterborne emulsion resins (NeoCryl®) in Waalwijk (NL) for almost EUR 30 million. DSM Fibre Intermediates has announced an investment of EUR 25 million in capacity expansion and modernization of its caprolactam plant at the Chemelot Industrial Park in Geleen (NL).

Increased presence in emerging markets

In Q3 sales in China grew by USD 42 million (22%) to USD 230 million. Sales in the first nine months are USD 683 million, which is 24% higher than in the same period last year. In September DSM announced the construction of the DSM China Campus (offices and R&D lab) and preparations for further growth of manufacturing in China. The Xinghuo site (Shanghai) will be developed as a strategic multi-product manufacturing base for DSM Nutritional Products (Teavigo®), DSM Food Specialties (savory ingredients) and DSM Resins (Desotech, Sizings & Binders).

Accelerated shift to Life Sciences and Materials Sciences
DSM has started the carve-out of non-core businesses. This carve-out is necessary to enable a smooth divestment process.

Sustainability
In September DSM was once again listed among the leaders in the chemical industry sector in the Dow Jones Sustainability World Index.

Outlook
DSM confirms its increased guidance published on September 27 with a narrowed range of uncertainty. DSM expects its 2007 operating profit (before exceptional items) to be EUR 820 million with an uncertainty of plus or minus 2% (compared with EUR 790 million +/- 3% indicated in the Q2 report).

Heerlen, 25 October 2007

The Managing Board of Directors

Important dates

Publication of 2007 Annual Report:	Wednesday 13 February 2008
Annual General Meeting:	Wednesday 26 March 2008
Report for the first quarter:	Tuesday 29 April 2008
Report for the second quarter:	Tuesday 29 July 2008
Report for the third quarter:	Monday 27 October 2008

For more information
DSM, Corporate Communications
tel.: +31 (45) 5782421
e-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
tel.: +31 (45) 5782864
e-mail: investor.relations@dsm.com

internet: www.dsm.com

Condensed consolidated statement of income

third quarter 2007 before exceptional items	third quarter 2007 exceptional items	third quarter 2007 total	*in EUR million*	third quarter 2006 before exceptional items	third quarter 2006 exceptional items	third quarter 2006 total
2,187	-	2,187	net sales	2,104	-	2,104
321	-	321	operating profit plus depreciation and amortization (EBITDA)	319	3	322
214	-	214	operating profit (EBIT)	209	2	211
-	-	-	operating profit from discontinued operations	-	-	-
214	-	214	operating profit from continuing operations	209	2	211
-22	-	-22	net finance costs	-19	-	-19
-1	-	-1	share of the profit of associates	0	-	0
191	-	191	profit before income tax expense	190	2	192
-48	-	-48	income tax expense	-50	-2	-52
143	-	143	net profit from continuing operations	140	0	140
-	-	-	net profit from discontinued / discontinuing operations	-	-	-
143	-	143	profit for the period	140	0	140
-1	-	-1	minority interests	0	-	-
142	-	142	net profit	140	0	140
142	-	142	net profit	140	0	140
-2	-	-2	dividend on cumulative preference shares	-2	-	-2
140	-	140	net profit used for calculating earnings per share	138	0	138
107	-	107	depreciation and amortization	110	1	111
247	-	247	cash flow	248	1	249
		112	capital expenditure			95
		67	acquisitions			19
			per ordinary share in EUR*:			
0.80		0.80	- net earnings	0.72		0.72
1.41		1.41	- cash flow	1.30		1.31
		175.8	average number of ordinary shares (x million)			190.4
		173.1	number of ordinary shares, end of period (x million)			189.9
		22,967	workforce at end of period			**22,156
		7,214	of which in the Netherlands			*7,061

* After deduction of dividend on cumulative preference shares.
** Year-end 2006.

This quarterly report has not been audited.

Condensed consolidated statement of income, January - September

January-September 2007 before exceptional items	January-September 2007 exceptional items	January-September 2007 total	*in EUR million*	January-September 2006 before exceptional items	January-September 2006 exceptional items	January-September 2006 total
6,531	-	6,531	net sales	6,304	-	6,304
947	-1	946	operating profit plus depreciation and amortization (EBITDA)	974	40	1,014
633	-151	482	operating profit (EBIT)	648	37	685
-	-	-	operating profit from discontinued operations	1	-	1
633	-151	482	operating profit from continuing operations	649	37	686
-54	-	-54	net finance costs	-61	-	-61
-2	-	-2	share of the profit of associates	1	-8	-7
577	-151	426	profit before income tax expense	589	29	618
-144	40	-104	income tax expense	-154	-3	-157
433	-111	322	net profit from continuing operations	435	26	461
-	-	-	net profit from discontinued / discontinuing operations	-	-	-
433	-111	322	profit for the period	435	26	461
-5	-	-5	minority interests	-3	-	-3
428	-111	317	net profit	432	26	458
428	-111	317	net profit	432	26	458
-7	-	-7	dividend on cumulative preference shares	-7	-	-7
421	-111	310	net profit used for calculating earnings per share	425	26	451
314	150	464	depreciation and amortization	326	3	329
735	39	774	cash flow	751	29	780
		291	capital expenditure			255
		93	acquisitions			27
			per ordinary share in EUR*:			
2.32		1.71	- net earnings	2.23		2.37
4.05		4.26	- cash flow	3.94		4.09
		181.6	average number of ordinary shares (x million)			190.6
		173.1	number of ordinary shares, end of period (x million)			189.9
		22,967	workforce at end of period			**22,156
		7,214	of which in the Netherlands			**7,061

* After deduction of dividend on cumulative preference shares.
** Year-end 2006.

This quarterly report has not been audited.

Consolidated balance sheet

in EUR million	**30 September 2007**		**31 December 2006**	
intangible assets	979		1,008	
property, plant and equipment	3,408		3,655	
deferred tax assets	435		496	
pre-paid pension costs	1,012		918	
associates	83		26	
other financial assets	87		100	
	--------		--------	
non-current assets		6,004		6,203
inventories	1,570		1,515	
trade receivables	1,463		1,377	
other receivables	309		362	
financial derivatives	130		79	
current investments	3		3	
cash and cash equivalents	219		552	
	--------		--------	
current assets		3,694		3,888
		--------		--------
total assets		9,698		10,091

in EUR million	**30 September 2007**		**31 December 2006**	
shareholders' equity	5,364		5,784	
minority interests	75		71	
	--------		--------	
equity		5,439		5,855
deferred tax liabilities	391		383	
employee benefit liabilities	279		304	
provisions	155		188	
borrowings	868		907	
other non-current liabilities	38		44	
	--------		--------	
non-current liabilities		1,731		1,826
employee benefit liabilities	19		21	
provisions	84		127	
borrowings	763		607	
financial derivatives	41		41	
trade liabilities	1,005		1,091	
other current liabilities	616		523	
	--------		--------	
current liabilities		2,528		2,410
		--------		--------
total equity and liabilities		9,698		10,091
capital employed		6,108		6,303
equity / total assets		56%		58%
net debt		1,320		921
net debt / equity plus net debt		20%		14%
operating working capital (OWC)		2,028		1,801
OWC / 4 x quarterly net sales		23.2%		21.8%

This quarterly report has not been audited.

Condensed consolidated statement of cash flows

in EUR million	January-September 2007		2006	
Cash and cash equivalents at beginning of period		552		902
Operating activities:				
- net profit plus depreciation and amortization	781		787	
- change in working capital	-320		-277	
- other changes	-61		-109	
cash flow from operating activities		400		401
Investing activities:				
- capital expenditure	-259		-255	
- acquisitions	-93		-26	
- sale of subsidiaries	-		102	
- divestments	17		26	
- other changes	114		4	
net cash from investing activities		-221		-149
dividend		-193		-212
net cash from financing activities		-316		-60
effects of changes in consolidation and exchange differences		-3		-14
Cash and cash equivalents at end of period		219		868

Condensed statement of changes in shareholders' equity

in EUR million	January-September 2007	2006
Balance at beginning of period	5,784	5,501
Changes:		
- net profit	317	458
- exchange differences, net of income tax expense	-98	-87
- dividend	-193	-212
- repurchase of ordinary shares	-508	-95
- proceeds from reissue of ordinary shares	40	32
- other changes	22	35
Balance at end of period	5,364	5,632

This quarterly report has not been audited.

Appendix

Examples of DSM's innovation initiatives in Q3 2007:

Nutrition:

- CAROPHYLL® Stay-Pink: DSM has developed a breakthrough technology that addresses the issue of the processing stability of astaxanthin, the carotenoid that provides the typical rich color associated with salmon flesh.
- InsuVital™: This is a breakthrough in diabetes management. It is a natural, extensively hydrolyzed casein consisting of bioactive peptides that work with the body to release insulin after intake.

Pharma:

- Two licensing agreements have been concluded for PER.C6®, the technology platform for biopharmaceutical products, one with LFB Biotechnologies and the other with Masterclone.

Performance Materials:

- The development of PA4T: PA4T is a new polymer that extends DSM's portfolio for high performance engineering thermoplastics. It is a response to the trends for miniaturization and convergence of electronic devices such as cell phones and computers and the weight reduction trend in the automotive industry.
- The Uralac® HiTone product line: This is a portfolio of hybrid polyester resins with enhanced pigment affinity, enabling the formulation of white and light powder coatings for thin film applications with intense performance: high color strength, high flow, high gloss levels and good mechanical properties.
- Dyneema Purity®, developed specifically for medical applications, has been shown to promote better tissue formation than traditional polyester in orthopedic suture applications in independent testing by NAMSA's Biomatech Lab.
- Within the Emerging Business Area of Biomedical the first sales of the innovative hydrophilic coating technology for catheters were generated.

Other innovation milestones:

- DSM has closed the acquisition of Pentapharm, a company that holds a leading global position in the development and production of active ingredients and system solutions for cosmetics. Through this acquisition, DSM has increased its innovation potential in Personal Care.
- The Dutch Government will provide funding of EUR 45 million for a public-private partnership in biomedical materials co-initiated by DSM.
- DSM Venturing has made investments in several companies:
  - Food Quality Sensor International Inc., a US-based company that develops and commercializes novel technologies to detect the freshness levels of perishable foods, which will be incorporated in packaging concepts.
  - Jurilab Oy, a Finnish company specializing in the discovery of gene-disease associations and their applications to healthcare.
  - Upfront Chromatograph, a purification technology company.
- DSM Food Specialties has established a partnership with AVEBE Food. The combination of DSM's enzyme expertise and AVEBE's starch knowledge will lead to new opportunities for the development of innovative creaminess-enhancing products for the food industry.
- DSM has decided to establish a Biomedical Scientific Advisory Board to support the company in its ambition to become a world leader in biomedical materials.
- DSM has received recognition for its innovation power on two occasions. DSM Dyneema has been awarded the Innovation Prize 2007 by the authoritative Nor-Fishing Foundations and DSM Composite Resins received an innovation award during the China Composite Expo.

END